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David Tucker

SVP Business Development at Singlewire Software

Dallas, Texas · 500+ connections · **See contact info**

Singlewire Software

 Texas A&M University

About

SENIOR TECHNOLOGY EXECUTIVE, BUSINESS LEADER
I am an innovative and a highly focused technology business leader who assembles and leads top talent to
leverage technology transitions and winning business value. Success is measured by exceeding rev   ... see more

 **DavidTucker CV**

Activity

1,208 followers

 Come see us today at UC Expo at the
Excel Center, London and see a demo ...
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11 Likes

 Come and see Singlewire Software
(InformaCast Emergency Notificati...
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Experience

SVP Business Development

Singlewire Software

May 2016 – Present · 3 yrs 1 mo
Dallas/Fort Worth Area

Principal

Independent Technology Consulting

Nov 2015 – Apr 2016 · 6 mos
Dallas, Texas

Providing technology roadmap, go to market and business development / diversification
services for selected technology companies. Current focus is collaboration / communications ,
managed UC services, IoT and SDN technologies.

Cisco

15 yrs 11 mos

VP/GM Collaboration Technologies Group
Feb 2013 – Nov 2015 · 2 yrs 10 mos

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premise and cloud Collaboration offers. Two principal outcomes: insure a world class solution unmatched by competitors and create go-to-market offers that our customer-led and partner-led sales can leverage to achieve our mutual agreed upon goals. Routes to... See more

VP/GM Enterprise Networking Group (Small & Commercial Markets)
Oct 2008 – Jan 2013 · 4 yrs 4 mos
Dallas, Texas

Developed and executed a new growth technology strategy. Based on year-over-year outstanding results, Cisco has moved from no position to market leader in the small business networking space. Leveraged a business opportunity to enter a new market space where Cisco was not present, providing a suite of networking products to SMB customers. Ever... See more

Show 2 more roles ⌄

President/CEO

Selsius Systems

Feb 1994 – Dec 1999 · 5 yrs 11 mos
Dallas, Texas

Jointly founded a technology start up that created the industry's first IP PBX. Leveraged the technology transition with Ethernet and IP expansion along with distributed computing architectures. Resulted in worldwide shift from big box phone systems creating a technology transition favoring Selsius, a Cisco Systems company, over traditional players, such... See more

Director: Business Development

Intecom

Jun 1991 – Feb 1994 · 2 yrs 9 mos
Dallas, Texas

Managed a business development and product management efforts, focusing on creating new revenue growth opportunities . Created business plan, raised funding and developed the organization around integration of voice communications into IP LAN networks, leading way for next generation enterprise voice platforms.

Show 1 more experience ⌄

Education

Texas A&M University
MBA, Marketing
1977 – 1979

Texas A&M University
BBA, Marketing
1973 – 1977

Skills & Endorsements

Unified Communications · 78

Endorsed by **Andy Dignan and 8 others who are highly skilled at this**

Endorsed by **51 of David's colleagues at Cisco**

Executive Management · 30

Endorsed by **Dennis Walthers, who is highly skilled at this**

Business Development · 29

Endorsed by **Robert M. Auci and 2 others who are highly skilled at this**

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